February 9, 2018

VIA EDGAR

Mr. Gregory Dundas

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

General Cannabis Corp

Registration Statement on Form S-3

Filed February 9, 2018

File No. 333-222907

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, General Cannabis Corp (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3, as amended (File No. 333-222907), to 4:15 p.m., Eastern Time, on February 12, 2018 or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to John M. Rafferty at our outside counsel, Morrison & Foerster LLP, at 415-268-6897.

Very truly yours,

General Cannabis Corp

By:	/s/ Brian Andrews
Name:	Brian Andrews
Title:	Chief Financial Officer